SYDYS Corporation

7 Orchard Lane

Lebanon, NJ 08833

March 26, 2015

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  SYDYS Corporation

Form 8-K

Filed February 24, 2015

File No. 000-51727

Dear Mr. Spirgel:

SYDYS Corporation  (“SYDYS”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 19, 2015, regarding our Form 8-K (the “Form 8-K”) filed on February 24, 2015.

The Staff has requested that we respond by March 29, 2015. However, we respectively request that the Commission allow us an additional ten days to respond to the staff’s comments, which will permit us to include the most updated disclosure information including the audited financial statements for SYDYS Corporation for the years ended December 31, 2014 and 2013.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our legal counsel, Elliott N. Taylor, Esq. at (801) 870-5134.

Very truly yours,

SYDYS CORPORATION

By: /s/ Michael Warsinske

Name: Michael Warsinske

Title: Chief Executive Officer

cc:

Elliott N. Taylor, Esq.

            Taylor and Associates, Inc.